Exhibit 99.1
                                    Description of the Registrant's Common Stock


                           DESCRIPTION OF COMMON STOCK

General

        The Registrant is authorized to issue 90,000,000 shares of Common Stock. The outstanding Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote. Holders of Common Stock have no preemptive rights. At June 30, 1997, there were 57,052,871 shares of Common Stock outstanding.

        Shares of Common Stock currently outstanding are listed for trading on the New York Stock Exchange (the "NYSE"). The Registrant will apply to the NYSE to list the additional Common Stock to be sold pursuant to any Prospectus Supplement, and the Registrant anticipates that such shares will be so listed.

        Subject to such preferential rights as may be granted by the Board in connection with the future issuance of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Registrant, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares present and voting thereon.

Advance Notice of Director Nominations and New Business

        The Bylaws of the Registrant provide that, with respect to an annual meeting of stockholders, the proposal of business to be considered by stockholders may be made only (i) by or at the direction of the Board or (ii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in the Bylaws. In addition, with respect to any meeting of stockholders, nominations of persons for election to the Board may be made only (i) by or at the direction of the Board or (ii) by any stockholder of the Registrant who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Restrictions on Transfer

        Ownership Limits. The Registrant's Articles of Incorporation contain certain restrictions on the number of shares of Common Stock that individual shareholders may own. For the Registrant to qualify as a REIT under the Code, no more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Registrant intends to maintain its qualification as a REIT, the Registrant's Articles of Incorporation contain certain restrictions on the ownership and transfer of capital stock, including Common Stock, intended to ensure compliance with these requirements.

        Subject to certain exceptions specified in the Articles of Incorporation, no holder may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than (A) 5% of the issued and outstanding shares of Common Stock ("Common Stock Ownership Limit") and/or (B) more than 5% of any class or series of Preferred Stock. (This limit, in addition to the Existing Holder Limit, the Special Shareholder Limit, and the Non U.S. Shareholder Limit, all as defined below, are referred to collectively herein as the "Ownership Limits.") Existing Holders, including Clark Enterprises Inc., The Oliver Carr Registrant, Oliver T. Carr, Jr., or A. James Clark, are not subject

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to the Common Stock Ownership Limit, but they are subject to special ownership limitations (the "Existing Holder Limit"). Furthermore, USRealty and its affiliates are not subject to the Common Stock Ownership Limit, but are subject to a special ownership limit of 45% of the outstanding shares of Common Stock and 45% of the outstanding shares of each class or series of preferred stock of the Registrant (the "Special Shareholder Limit"). Furthermore, all holders are prohibited from acquiring any capital stock if such acquisition would cause five beneficial owners of capital stock to beneficially own in the aggregate more than 50% in value of the outstanding capital stock.

        In addition to the above restrictions on ownership of shares of capital stock of the Registrant, in order to assist the Registrant in qualifying as a "domestically controlled REIT," the Articles of Incorporation contain certain provisions preventing any Non-U.S. Shareholder, as defined below (other than USRealty and its affiliates), from acquiring additional shares of the Registrant's capital stock if, as a result of such acquisition, the Registrant would fail to qualify as a "domestically controlled REIT" (computed assuming that USRealty owns the maximum percentage of the Registrant's capital stock that it is permitted to own under the Special Shareholder Limit) ("Non-U.S. Shareholder Limit"). A Non-U.S. Shareholder is a nonresident alien individual, foreign corporation, foreign partnership and any other foreign shareholder. For a discussion of the taxation of a Non-U.S. Shareholder and the requirements for the Registrant to qualify as a "domestically controlled REIT," see "Federal Income Tax Considerations--Taxation of Holders of Common Stock--Taxation of Non-U.S. Shareholders." The Registrant is unlikely to be able to advise a prospective Non-U.S. Shareholder that its purchase of any shares of the Registrant's capital stock would not violate this prohibition, thereby subjecting such prospective Non-U.S. Shareholder to the adverse consequences described below under "--Violation of Ownership Limits." Accordingly, an acquisition of the Registrant's capital stock would not likely be a suitable investment for Non-U.S. Shareholders other than USRealty.

        The Board may increase the Ownership Limits from time to time, but may not do so to the extent that after giving effect to such increase five beneficial owners of shares of capital stock could beneficially own in the aggregate more than 49.5% of the Registrant's outstanding shares of capital stock. The Board, in its sole discretion, may waive the Ownership Limits with respect to a holder if such holder's ownership will not then or in the future jeopardize the Registrant's status as a REIT.

        Violation of Ownership Limits. The Articles of Incorporation provide that, if any holder of capital stock of the Registrant purports to transfer shares to a person or there is a change in the capital structure of the Registrant and either the transfer or the change in capital structure would result in the Registrant failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable Ownership Limit (including the Non-U.S. Shareholder Limit), then the capital stock being transferred (or in the case of an event other than a transfer, the capital stock beneficially owned) that would cause one or more of the restrictions on ownership or transfer to be violated will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by the Registrant that the shares have been transferred to a trust shall be paid upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to the shares of capital stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividends or distributions paid over to the trustee will be held in trust for the charitable beneficiary. The trustee shall designate a transferee of such stock so long as such shares of stock would not violate the Ownership Limitations in the hands of such designated transferee. Upon the sale of such shares, the purported transferee shall receive the lesser of (A) (i) the price per share such purported transferee paid for the capital stock in the purported transfer that resulted in the transfer of shares of capital stock to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of capital stock to the trust was not a transaction in which the purported record transferee of shares of capital

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stock gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, and (B) the price per share received by the trustee from the sale or disposition of the shares held in the trust.

        All certificates representing Common Stock will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such lower percentage as required by the Code or regulations thereunder) of the issued and outstanding shares of Common Stock must file a written notice with the Registrant containing the information specified in the Articles of Incorporation no later than December 31 of each year. In addition, each shareholder shall upon demand be required to disclose to the Registrant in writing such information as the Registrant may request in good faith in order to determine the Registrant's status as a REIT.

Registrar and Transfer Agent

        The Registrar and Transfer Agent for the Common Stock is BankBoston,
N.A.